Ascendis Pharma A/S January 2019 Exhibit 99.1

Cautionary Note On Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our future results of operations and financial position, including our business strategy, prospective products, availability of funding, clinical trial results, product approvals and regulatory pathways, collaborations, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on March 28, 2018, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo and TransCon are trademarks owned by the Ascendis Pharma group. ©January 2019 Ascendis Pharma A/S.

Company Overview Create best-in-class products addressing unmet medical needs by applying TransCon™ technologies to parent drugs with clinical proof-of-concept Unique algorithm for product innovation has resulted in successful clinical validation of 3 out of 3 product candidates within the endocrinology rare disease area Endocrinology rare disease internal pipeline and expected near-term milestones TransCon hGH for pediatric GH deficiency: Phase 3 heiGHt Trial top-line data Q1 2019 TransCon PTH for hypoparathyroidism: Phase 2 top-line data Q4 2019 TransCon CNP for achondroplasia: Phase 2 initiation Q3 2019 Build leading positions for each endocrinology rare disease product with commercial focus on the U.S. and select European markets VISEN Pharmaceuticals for commercialization of endocrinology rare disease products in China Established high-value collaborations with Roche/Genentech in ophthalmology and Sanofi in diabetes As of September 30, 2018, cash and cash equivalents of €310.3 million

TransCon Technology: Sustained Systemic Delivery



TransCon carrier
TransCon linker
Inactive parent drug
Linker cleavage dependent upon pH and temperature
Unmodified parent drug
Receptor
Renal clearance

Parent drug is transiently bound to a TransCon linker-soluble carrier moiety, which inactivates and shields parent drug from clearance

Following injection, the linker is designed to autohydrolyze at specific rates to predictably release unmodified parent drug

Designed to distribute parent drug like the endogenous compound; linker-carrier is cleared renally

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TransCon Technology: Sustained Localized Delivery


Unmodified parent drug
Receptor
Renal clearance
TransCon Hydrogel carrier
TransCon linker
Inactive parent drug
Linker cleavage dependent on pH and temperature

Parent drug is transiently bound to TransCon linker-hydrogel carrier, which inactivates, shields parent drug and prevents clearance

Following injection, the linker is designed to autohydrolyze at specific rates to predictably release unmodified parent drug

Designed to provide sustained high local drug levels with low systemic exposure; hydrogel degrades into small polymers that are renally cleared following drug release

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Sustained Localized Delivery: Validated Across Multiple Drugs and Administration Sites Vitreal PK of Fab following intra-vitreous administration in rabbits. TransCon Fab half-life was ~53 days compared to free Fab half-life of ~3.2 days. Plasma PK of Daptomycin following intra-articular administration in rabbits. TransCon Daptomycin half-life was ~3 days. Excellent local tolerability of TransCon hydrogel carrier Sustained high local concentration with low systemic exposure Small Molecules Intra-articular administration Antibody Fragments (Fab) Intra-vitreous administration1 Fab Concentration (µg/mL) Time (day) 0 20 40 60 1 10 100 1000 Free Fab TransCon Fab 1 Patent WO2018175788 1000 100 10 1 0 2 4 6 8 10 12 14 TransCon Daptomycin Time (day) Daptomycin (ng/mL) 10000

Ascendis Algorithm for Product Innovation Our unique algorithm for product innovation has resulted in clinical validation of 3 out of 3 product candidates in Endocrinology Rare Disease Unmet Medical Need Clinically Validated Parent Drug TransCon Technology Suitability Clearly Differentiated Product Established Clinical & Regulatory Pathway Large Addressable Market Higher Value, Lower Risk Pipeline

Building a Leading Company in Rare Diseases

Internal Endocrinology Pipeline

PRODUCT CANDIDATE	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	POTENTIAL WW MARKET[1]	COMMERCIAL RIGHTS[2]
TransCon hGH	Pediatric Growth Hormone Deficiency				> $3 billion[3]	ascendis pharma
	Adult Growth Hormone Deficiency					
TransCon PTH	Hypoparathyroidism				> $2 billion[4]	ascendis pharma
TransCon CNP	Achondroplasia				> $1 billion	ascendis pharma

Strategic Collaborations

PRODUCT CANDIDATE	PRIMARY INDICATION	DEVELOPMENT STAGE	POTENTIAL WW MARKET[1]	WW COMMERCIAL RIGHTS
TransCon Anti-VEGF	Ophthalmology	Not disclosed	>$7 billion	Genentech
TransCon Peptides	Diabetes	Not disclosed	>$1 billion	SANOFI

[1] Based on market data and Company estimates
[2] Excludes rights granted to VISEN Pharmaceuticals in Greater China
[3] Includes all indications
[4] Based on treatment of ~25% of the U.S. patient population of ~80,000 patients

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TransCon Growth Hormone: Once-Weekly Replacement Therapy

The Growth Hormone Market[1]

- ~$3.5 billion in worldwide rhGH[2] sales and growing (2.4% CAGR)[3]
- Fragmented market with same undifferentiated hGH molecule competing on differentiated formulations, devices, services and access strategies
- Pediatric indications comprise ~90% of the market
- Indications for growth hormone treatment include:
  - Growth Hormone Deficiency (GHD) ~50% of market
  - Turner syndrome
  - Idiopathic short stature (ISS)
  - Prader-Willi syndrome
  - Small for gestational age (SGA)



7%
2%
3%
19%
51%
18%
GHD
Turner syndrome
ISS
SGA
Prader-Willi
Other Indications

Well-established market primed for disruption by a long-acting growth hormone product

[1] Based on company research
[2] Recombinant human growth hormone; subsequently referred to in this presentation as hGH
[3] Compounded Annual Rate of Growth based on 2010-2014 data

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Clinical Implications of Untreated GHD

BODY COMPOSITION

Increased fat mass, decreased muscle mass, and decreased bone density have been shown to occur soon after treatment discontinuation.[2,3,4]

CARDIOVASCULAR DISEASE

Early discontinuation of GH treatment may induce impairment of patients' lipid profiles and cardiac structure and performance, leading to increased risk for CV disease.[6,7]

ULTIMATE HEIGHT ACHIEVEMENT

Adults who had child-onset GHD may not achieve full height potential if treatment is stopped prior to adulthood.[1]

MENTAL HEALTH

A high incidence of psychiatric disorders, usually accompanied by poor life quality, is associated with adults who were GHD as children.[5]

FRACTURES

Adult peak bone mass is considerably lower, and rates of fractures are significantly higher among adults with GHD who were not treated as children.[8]

Daily hGH addresses all the symptoms of the disease; long-acting growth hormone products must fully mimic daily hGH to adequately address the totality of the disease

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Sources: 1. de Boer, H. et al. 1997; 2. Rutherford, O. M. et al. 1991. 3. Colle, M., J. Auzerie.1993. 4. Johannsson, Gudmundur, et al. 1999.
5. Stabler, Brian et al. 1996. 6. Leong, Gary M., Gudmundur Johannsson. 2003. 7. Colao, Annamaria et al. 2002. 8. Bex, M, and R Bouillon. 2003

Increased adherence Improved growth Doses missed per week1 ≥3 2 p< 0.001 p< 0.01 4 3 2 1 0 ≤1 Height velocity SDS Poor adherence with daily hGH therapy is associated with reduced height velocity and impaired quality of life1 Daily Growth Hormone: The Problem 1 PLoS ONE 2011, 6(1): e16223 2 Clinical Therapeutics 2008, 30(2): 307-316 Reduced frequency of administration is associated with better adherence2 In the 1st year, two of three patients miss >1 injection on average per week1

TransCon hGH Design



TransCon carrier
TransCon linker
Unmodified parent drug
Inactive parent drug
Linker cleavage dependent upon pH and temperature
Receptor
Renal clearance

Once-weekly prodrug releases unmodified hGH designed to mimic daily hGH:

- ✓ Tissue distribution
- ✓ Physiological levels
- ✓ Therapeutic effects: efficacy, safety and tolerability

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Efficacy Safety (including immunogenicity) Tolerability TransCon Growth Hormone Target Product Profile Comparable to Daily Growth Hormone Weekly subcutaneous administration Small injection volume (31G needle) Room temperature storage Device Easy to use Automatic data capture Empty-all design

Growth Comparable to a Daily hGH in Phase 21,2 Same weekly dose 11.5 14.5 0.14 mg 0.21 mg 0.30 mg 0.21 mg Dose (GH/kg/week): 1 Intergroup differences not statistically significant 2 J Clin Endocrinol Metab 2017, 102(5): 1673–1682 3 Conducted with a previous lower strength version of TransCon Growth Hormone 26-week treatment period Thorough PK/PD assessments at weeks 1 and 13 TransCon Growth Hormone3 Genotropin®

Dose Proportional IGF-1 Response in Phase 21 Days (Week 13) IGF-1 SDS (+ SEM) 0 1 2 3 4 5 6 7 Transient values greater than +2.0 observed in a small number of patients primarily at the highest dose level 1 J Clin Endocrinol Metab 2017, 102(5): 1673–1682

Comparable hGH Levels in Phase 21 Maximum hGH concentration comparable between equivalent weekly doses of TransCon hGH and a daily hGH Days (Week 13) hGH serum concentration (+SEM, ng/ml) 1 J Clin Endocrinol Metab 2017, 102(5): 1673–1682

Comparable Safety to a Daily hGH in Phase 21 >1100 TransCon hGH injections administered No reports of lipoatrophy or nodule formation No serious adverse events related to study drug Immunogenic profile comparable to a daily hGH Injection site tolerability comparable to a daily hGH Adverse events consistent with daily hGH therapy observed and not different between cohorts No occurrence of neutralizing antibodies Low incidence of low-titer non-neutralizing antibodies 1 J Clin Endocrinol Metab 2017, 102(5): 1673–1682

TransCon hGH Phase 3 Program

heiGHt TRIAL

- Pivotal trial (n=161)
- Fully enrolled
- Data expected Q1 2019

fliGHt TRIAL

- Switch trial (n=146)
- Fully enrolled
- Data expected Q2 2019

enliGHten TRIAL

Extension trial (n~300) → *Regulatory Filings*

- FDA and EMA support size and scope of program for pediatric GHD filing
- Database lock for filing package expected Q3 2019

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Phase 3 heiGHt Trial Ongoing Key Inclusion Criteria Prepubertal children with GHD Height SDS ≤ -2.0 IGF-1 SDS ≤-1.0 2 GH stimulation tests (GH ≤10 ng/mL) Bone age ≥ 6 months behind chronological TransCon hGH (0.24 mg/kg/week) Genotropin (34 µg/kg/d = 0.24 mg/kg/week) Key Endpoints Annualized height velocity at 52 weeks (primary endpoint) Annualized HV at earlier time points Change in HT SDS over 52 weeks Change in serum IGF-1/IGFBP-3 levels Change in IGF-1 SDS and IGFBP‑3 SDS Normalization of IGF-1 SDS Long-Term Extension Trial Week 1 Week 5 Week 13 Week 52 Week 26 Week 39 161 treatment-naïve children with GHD dosed (2:1 randomization) VISIT SCHEDULE Screening ≤ 6 weeks

Phase 3 heiGHt Trial Update1 161 subjects enrolled 1 discontinued from treatment after unrelated appendectomy 100% of subjects who completed heiGHt Trial enrolled in enliGHten Trial Observed data from the heiGHt Trial continue to indicate a safety profile consistent with the published safety profile for daily hGH TransCon hGH (0.24 mg/kg/week) Genotropin (34 µg/kg/d = 0.24 mg/kg/week) Long-Term Extension Trial Week 1 Week 5 Week 13 Week 52 Week 26 Week 39 161 treatment-naïve children with GHD dosed (2:1 randomization) VISIT SCHEDULE Screening ≤ 6 weeks 1 As of January 3, 2019

heiGHt Trial: Baseline Demographics and Model Prediction for Daily Arm

Demographic data from the *daily* hGH arm of 12-month phase 3 pediatric GHD trials

Sponsor	Versartis	LG Life Sciences	Biopartners		Ascendis Pharma
Daily hGH cohort	Genotropin	Genotropin	Valtropin	Humatrope	**Genotropin**
Dose of daily hGH	0.034 mg/kg/d (0.24 mg/kg/wk)	0.030 mg/kg/d (0.21 mg/kg/wk)	0.030 mg/kg/d (0.21 mg/kg/wk)	0.030 mg/kg/d (0.21 mg/kg/wk)	**0.034 mg/kg/d (0.24 mg/kg/wk)**
Subjects	32	87	98	49	**161[e]**
Mean age, yr	7.03	7.80	8.10	8.50	**8.50**
Gender, male %	68.7	63.2	70.4	61.2	**82.0**
Mean bone age, yr	5.29	4.29[a]	5.14	5.50	**5.87**
Mean bone age delay, yr	1.74	3.51	2.96	3.00	**2.63**
Mean peak GH, µg/L	5.87	1.98	3.60[b]	4.90[b]	**5.77**
Mean height SDS	-2.64	-4.36	-3.53[c]	-3.24[d]	**-2.93**
Mean IGF-1 SDS	-1.87	-4.30	NA	NA	**-2.04**
Annualized HV, cm/yr (observed in daily cohort)	10.7	12.0	11.3	10.5	

Model-predicted annualized HV of Genotropin arm in heiGHt Trial 10.3-10.7[f]

[a]Derived from BA/CA. [b]Clonidine test only. [c]Average based on -3.54 (n=88) and -3.52 (n=99). [d]Based on n=50. [e]Total study N used because of blinding
[f]Predicted mean HV using a formula based on the Ranke model: HVHeiGHt = HVx – 1.37*ln(peak GHHeiGHt/peak GHx) – 0.32*(AgeHeiGHt – Agex) + 1.62*ln(DoseHeiGHt/Dosex); Ranke, M.B., J Clin Endocrinol Metab, 1999. 84(4): p. 1174-83

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Auto-Injector Designed to Improve Adherence Auto-injector introduction during extension study and for commercial launch Simple operation with few user steps Single low-volume (<0.60 mL) injection for patients ≤60kg Small needle, comparable to daily hGH (31G, 4mm) Room temperature storage No waste due to empty-all design Bluetooth® connectivity enabled for automatic data capture Device lifetime at least 4 years Key Features

Improve Adherence Through Feedback & Intervention Secure Cloud-Based Central Database Integrating with a Connected Healthcare Platform Automated Data Capture of Dose and Injection Time TransCon hGH Auto-Injector Data Analysis

TransCon hGH: Highlights Potential best-in and first-in-class long-acting hGH in pediatric GHD Trial phase 3 top-line data expected Q1 2019 Trial top-line data expected Q2 2019 Introduction of auto-injector into Trial expected Q2 2019 Clinical database lock for filing package expected Q3 2019 Improving adherence through integrated automatic data capture and connected healthcare system Commercial-scale manufacturing and supply chain established Multiple patent filings provide potential protection, with auto-injector, into 2038

TransCon PTH: PTH Replacement Therapy for Hypoparathyroidism

Hypoparathyroidism: Serious Unmet Medical Need

- Parathyroid hormone (PTH) regulates calcium/phosphate homeostasis
- Hypoparathyroidism (HP) is a rare disease characterized by deficient or absent PTH
  - Low serum calcium, increased serum phosphate and urine calcium levels
  - Most common cause (~75%) is inadvertent removal or damage to parathyroid glands during thyroid surgery
  - Approximately 80,000 patients in the U.S.
- HP results in diverse physical, cognitive, and emotional symptoms with high burden on the healthcare system despite current standard of care
  - 79% require hospitalizations or emergency department visits
  - 4-fold increased risk of renal disease (calcifications and renal insufficiency)

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Sources: J Bone Miner Res 2013, 28: 2570-2576; J Clin Endocrinol Metab 2012, 97(12): 4507-4514; J Bone Miner Res 2013, 28: 2277-2285

ascendis pharma

Diverse Clinical Manifestations of HP Central nervous system Seizures Calcifications Parkinsonism or dystonia Respiratory system Laryngospasm Renal system Nephrocalcinosis* Kidney stones* Chronic kidney disease* Peripheral nervous system Paresthesia Muscle cramps Tetany Neuropsychiatric system Anxiety and depression Ophthalmological system Cataracts Papilloedema Dental system Altered tooth morphology Dermatological system Dry skin Onycholysis Coarse, thin hair Pustular psoriasis Musculoskeletal system Myopathy Spondyloarthropathy Cardiovascular system Cardiac arrhythmias Hypocalcemia-associated dilated cardiomyopathy Adapted from Nature Reviews 2017, 3: 1-20 * These manifestations are mostly the result of treatment with calcium and activated vitamin D rather than of the disorder itself.

Burden of Illness Despite Treatment: The Patients’ View Sources: Endocrine Practice 2014, 20: 671-679; results of Paradox survey of patients (n=374) I am concerned with the long-term complications of my HP medications 75% strongly agree I am satisfied with the effectiveness of my medications to treat HP 40% strongly disagree 72% experienced >10 symptoms in preceding 12 months; mean of 13 ± 9 hours/day Despite taking my medications as prescribed, I still experience symptoms of HP 58% strongly agree 85% report inability to perform household activities 20% experienced a disease-related change in employment status High burden of illness, despite current standard of care

Treatment Contributes to Risk of Renal Disease 4.8-fold increased risk of renal stones 31% had renal calcifications (renal stones or nephrocalcinosis) Sources: J Bone Miner Res 2013, 28: 2277-2285; J Clin Endocrinol Metab 2012, 97(12): 4507-4514 5.0-fold increased risk of renal insufficiency 41% had chronic kidney disease stage 3 or worse (renal insufficiency) 4.3-fold increased risk of renal disease Vitamin D & calcium treatment associated with hypercalciuria

HP Treatment Strategies Are Evolving

- Conventional treatment by calcium and vitamin D can lead to:[1,2]
  - Hypocalcemia, hypercalcemia and hypercalciuria (short-term)
  - Impaired renal function and extra skeletal calcifications (long-term)
- Once-daily Natpara® /Natpar® has been approved in the U.S. and Europe as an adjunct to calcium and vitamin D
  - Does not fully address all aspects of the disease, including no benefit on clinical episodes of hypocalcemia or hypercalcemia, or effect on 24-hour urine calcium excretion[3]

TransCon PTH is designed to address all aspects of the disease by restoring physiological levels of PTH throughout the day

[1] Front. Endocrinol. 2017, 7: 172
[2] Nature Reviews 2017, 3: 1-20
[3] Natpara/Natpar label

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FDA Perspective on Optimal PTH PK Profile1 1 FDA presentation: Natpara Advisory Committee, September 12, 2014 Natpara QD provides dose-dependent increases in serum calcium for ~24 hours Natpara QD effect on urinary calcium excretion is short-lived (10-12 hours) as kidney reabsorption of calcium follows PK profile

Continuous PTH Infusion Led to Improved Outcomes Desired Treatment Outcomes in HP Natpara Once-daily1, 2 PTH (1-34) Infusion3-9 Increase serum calcium Reduce pill burden Normalize urinary calcium excretion X Reduce clinical hypercalcemia X Reduce clinical hypocalcemia X Normalize serum phosphate (high-normal range) Normalize bone turnover X (cortical bone loss) NIH clinical trials demonstrated superiority of continuous infusion > twice-daily injections > once-daily injections 1 Natpara Product Label 2 J Clin Endocrinol Metab 2016, 101(7): 2742-2750 3 JAMA 1996, 276(8): 631-636 4 J Clin Endocrinol Metab 1998, 83(10): 3480-3486 5 J Clin Endocrinol Metab 2003, 88(9): 4214-4220 6 J Clin Endocrinol Metab 2008, 93(9): 3389-3395 7 J Clin Endocrinol Metab 2011, 96(11): 3308-3312 8 J Clin Endocrinol Metab 2012, 97(2): 391–399 9 J Pediatr 2014, 165(3): 556-563

TransCon PTH Design



TransCon carrier
TransCon linker
Unmodified parent drug
Receptor
Renal clearance
Inactive parent drug
Linker cleavage dependent upon pH and temperature

- TransCon PTH is a sustained-release prodrug designed to provide stable PTH levels in the physiological range for 24 hours/day
- TransCon PTH designed to normalize blood and urinary calcium levels, serum phosphate and bone turnover

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Single Dose PK Data Support Infusion-Like Profile with Daily Administration



Free PTH Exposure After Single Doses of TransCon PTH (n=4-8)
20
16
12
8
4
0
Free PTH¹
(pg/mL)
(Mean ± SE)
0
12
24
36
48
60
72
84
96
Hours
48 µg
72 µg
100 µg
124 µg

TransCon PTH phase 1 data reproduced PK profile from preclinical studies and showed $t_{1/2}$ of ~60 hours (versus Natpara $t_{1/2}$ ~3 hours)

[1] PTH measured as free PTH(1-34) and PTH(1-33)

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PK Data Support Infusion-like Profile over 24 Hours Lower limit of normal for PTH(1-34) ‘normal range’ PTH Exposure After Multiple Doses of TransCon PTH (n=7-8) TransCon PTH daily dosing for 10 days provided a flat infusion-like profile with low PTH peak-to-trough ratio at day 10 1 PTH measured as free PTH(1-34) and PTH(1-33)

Multiple Doses Provided Dose-Dependent Increase of Serum Calcium Albumin- adjusted Calcium (mg/dL) (Mean ± SE) Change in Albumin-adjusted Serum Calcium over 10 Days of TransCon PTH (n=8/group) TransCon PTH daily dosing for 10 days provided dose-dependent increase of serum calcium

Multiple Doses Provided Dose-Dependent Suppression of Endogenous PTH(1-84) Suppression of PTH(1-84) over 10 Days of TransCon PTH (n=8/group) TransCon PTH daily dosing for 10 days provided dose-dependent down regulation of endogenous PTH(1-84)

Control of Urinary Calcium with Multiple Doses FECa in normal healthy volunteers clamped to calcium of 10.3 mg/dL1 Mean albumin-adjusted.sCa at day 10: Placebo: 9.6 mg/dL 12 µg: 9.9 mg/dL 16 µg: 10.2 mg/dL 20 µg: 10.6 mg/d Spot morning FECa (%, Mean ± SE) FECa upper limit of normal Spot FECa with daily doses of TransCon PTH (n=8/group) for 10 days Despite serum Ca at 11 mg/dL, fractional calcium excretion remained normal and below 6.5% range reported for healthy volunteers clamped to serum Ca of 10.3 mg/dL2, reflecting potent renal Ca reabsorption 1 J Bone Miner Res 2011, 26(9): 2287–2297 2 J Clin Endocrinol Metab 2001, 86(4): 1525-1531

Market Research Validates Unmet Medical Need for TransCon PTH

- Market research with 108 U.S. endocrinologists treating HP[1]
  - Variety of clinical settings, geographies, patient volumes, disease severity, and short-acting PTH use
- Endocrinologists' views on current short-acting PTH:
  - Reduces hypocalcemia, improves quality of life, reduces pill burden
  - Remaining unmet medical needs:
    - Providing true replacement therapy
    - Reducing hypercalciuria



Physicians Likely to Prescribe TransCon PTH2
(N=108)
100%
80
60
40
20
0
Currently prescribing Natpara
Currently *not* prescribing Natpara

Confirms TransCon PTH target product profile as a true replacement therapy and reinforces significant unmet need

[1] Ascendis Pharma 2018 HP Survey; interviews conducted in Q2 2018; data on file
[2] Respondents who selected 5-7 on 1-7 scale considered "likely to prescribe" TransCon PTH

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TransCon PTH: Highlights

- Phase 1 data support TransCon PTH as a true replacement therapy for HP
- Initiation of phase 2 trial in adult HP subjects expected Q1 2019
  - Randomized placebo-controlled study for approximately four weeks with fixed TransCon PTH doses and titration regimen for complete withdrawal of SoC (i.e., active vitamin D and calcium supplements)
  - Validation of disease-specific patient-reported outcomes for use in phase 3
  - Introduction of ready-to-use prefilled pen device in the phase 2 trial
  - Subjects from phase 2 trial expected to enter into a long-term extension trial
- Phase 2 top-line data expected Q4 2019
- Global regulatory discussions to incorporate Asian territories into phase 3
- Multiple patent concepts provide potential protection into 2037

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TransCon CNP: Once-Weekly CNP for Achondroplasia

Achondroplasia – Not Only a Skeletal Disease Autosomal dominant genetic disorder Patients suffer numerous comorbidities No FDA-approved therapy Only option to improve height is surgical limb lengthening Most common form of human dwarfism Approximately 250,000 patients worldwide1 80% born to average-sized parents Ear infections/sleep apnea Obesity Bowed legs 1 Lancet 2007, 370: 162-172 Back/spine/cord compression Cardiovascular complications Dental complications

Balanced Growth Depends on Balanced Pathways TransCon CNP is designed to provide continuous exposure to CNP to optimize efficacy with a well-tolerated and convenient once-weekly dose CNP Activity FGFR3 Activity Normal growth Achondroplasia growth CNP FGFR3 FGFR3 CNP

Achondroplasia Signaling Defect is Well Understood FGFR3 negatively regulates chondrocyte proliferation and differentiation and hence bone growth Achondroplasia results from a mutation in FGFR3 which leaves the receptor constitutively activated CNP inhibits the FGFR3 pathway and thereby promotes proliferation and differentiation of chondrocytes to restore bone growth 1Adapted from Current Opin Pediatrics 2010; 22:516-523 MEK ERK p38 D1 D2 D3 Heparin-binding Ligand-binding Extracellular Intracellular JM Kinase FRS2 Tyr GRB RAS RAF PKG Plasma Membrane TM FGFR3 NPR-B cGMP GTP CNP FGF STAT CNP signaling blocks FGFR3 effect FGFR3 Signaling Pathway1

TransCon CNP Design



TransCon carrier
TransCon linker
Unmodified parent drug
Inactive parent drug
Linker cleavage dependent upon pH and temperature
Receptor
Renal clearance

- TransCon technology provides effective shielding of CNP:
  - From neutral endopeptidase degradation in subcutaneous tissue and blood compartment
  - Minimize binding of TransCon CNP to the NPR-C clearance receptor
  - Reduce binding of TransCon CNP to the NPR-B receptor in vasculature to avoid hypotension
- Unmodified CNP liberated from TransCon CNP maintains small enough size to allow penetration into growth plates

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Juvenile Healthy Monkey Growth Study

Tibial growth at 6 months (n=4/group)[1]



Percentage change from baseline (Mean +SD)
18
16
14
12
10
8
6
4
2
0
Untreated Control
TransCon CNP 40 µg/kg/week
TransCon CNP 100 µg/kg/week
CNP Analogue* Daily Dosing 140 µg/kg/week (20 µg/kg/day)

- Demonstrated dose-proportional tibial linear growth; ulnar growth consistent
- Compared to untreated control, growth increased >70% with highest TransCon CNP dose vs. 35% with CNP analogue* at a higher weekly dose

[1] Poster presented at ENDO 2017 and company data
* Refers to a synthesized molecule with a half-life of ~20 mins prepared by Ascendis Pharma

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TransCon CNP in Achondroplasia Disease Model (Fgfr3$^{Y367C/+}$)[1]

Linear and Skeletal Growth in Achondroplasia Mice

TransCon CNP reversed the phenotype, restoring growth



+ TransCon CNP
+ vehicle

TransCon CNP/ Vehicle



+ TransCon CNP

TransCon CNP



+ vehicle

Vehicle

Preventing Premature Fusion of Synchondroses of Foramen Magnum

TransCon CNP may ameliorate most disabling achondroplasia traits, including stenosis of the foramen magnum



5
IOS
18
IOS
28
9
IOS
23
IOS
25

TransCon CNP

Vehicle

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[1] Poster presented at ENDO 2017

TransCon CNP: Phase 1 Trial A Phase 1, Double-Blind, Randomized, Placebo-Controlled, Dose Escalation Trial Evaluating Safety, Tolerability and Pharmacokinetics of Subcutaneous Single Doses of TransCon CNP in Healthy Adult Male Subjects

Phase 1 Trial Design

45 healthy adult male subjects enrolled at two study centers in Australia
TransCon CNP vs. placebo (4:1 randomization)

Each dose tested sequentially starting at lowest dose[1]

Up to 10 subjects randomized in each dose cohort in a blinded manner

3.0 µg/kg → **10 µg/kg** → **25 µg/kg** → **75 µg/kg** → **150 µg/kg**

Data Safety Monitoring Board (DSMB) reviews blinded data after each dose cohort and approves escalation to next dose

Dosing assignments unblinded after DSMB review

Primary Endpoint

- Frequency of adverse events (AEs) reported after administration of TransCon CNP

Secondary/Exploratory Endpoints

- Safety parameters and local tolerability assessment
- Pharmacokinetic parameters
- Other exploratory endpoints

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[1] 300 µg CNP/kg cohort was deemed not clinically relevant based on emerging pharmacokinetic data from previous cohorts and therefore not dosed.

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Sustained CNP Exposure Over One Week1 A single dose of TransCon CNP provided continuous CNP exposure over the entire week with low inter-subject variability CNP2 (pM) (Mean ±SEM) Hours 1 Preliminary data 2 CNP measured as CNP-38 TransCon CNP 25 µg/kg (n=8)

Dose-related Increase in CNP Exposure1 Dose CNP (µg/kg) Dose-related increase in CNP exposure and low inter-subject variability suggests ability to titrate and individualize dosing; observed free CNP t1/2 of ~ 90 hours (versus native CNP t1/2 of 2-3 minutes) Hours CNP2 (pM) (Mean ±SEM) 1 Preliminary data 2 CNP measured as CNP-38. TransCon CNP 10, 25, 75 and 150 µg/kg (n=5-8/group) 150 µg/kg 75 µg/kg 25 µg/kg 10 µg/kg Cmax CNP2 (pM) Dose CNP (µg/kg) 150 µg/kg 75 µg/kg 25 µg/kg 10 µg/kg Dose-related increase in CNP exposure suggests ability to titrate dosing Phase 1 showed effective CNP t1/2 of ~ 90 hours (native CNP t1/2 of 2-3 minutes)

Mean Resting Blood Pressure Unchanged from Predose1 1 Preliminary data. 3.0 and 10 μg/kg dose levels are not represented. Data from these cohorts are consistent with placebo. Change in systolic blood pressure Change in diastolic blood pressure

Mean Resting Heart Rate Unchanged from Predose1 Change in heart rate 1 Preliminary data. 3.0 and 10 μg/kg dose levels are not represented. Data from these cohorts are consistent with placebo.

Well-tolerated Safety Profile1 No serious AEs were reported in the trial TransCon CNP was generally well tolerated at doses up to 150 µg/kg Mean resting blood pressure and heart rate were unchanged from predose at all time points, in all cohorts Mean orthostatic changes in vital signs appear unrelated to TransCon CNP exposure; consistent between placebo and TransCon CNP cohorts Injections were well tolerated in all dose cohorts; no reported injection AEs 1 Preliminary data

TransCon CNP: Highlights

- TransCon CNP phase 1 data reproduced PK profile and cardiovascular safety from preclinical studies
- Provided continuous CNP exposure over seven days with a single subcutaneous administration, supporting once-weekly dosing
  - Continuous CNP exposure at target levels is important for balancing the CNP/FGFR3 pathways and normalizing growth
- Generally well tolerated across all cohorts
- Potential for a significant impact on patients' lives, not only affecting height but also addressing many comorbidities associated with achondroplasia
- Phase 2 initiation expected Q3 2019
- Multiple patent concepts provide potential protection into 2037

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Vision 3x3: Strategic Roadmap to 2025

Advance our pipeline of three endocrinology rare disease product candidates towards approval Create a leading integrated commercial business primarily focused on the U.S. market with best-in-class products Identify a new rare disease therapeutic area with high-value product opportunities TransCon CNP TransCon hGH Vision 20/20: Established the Foundation for a Leading Rare Disease Company TransCon PTH Clinical validation of 3 product candidates in endocrinology rare disease

Vision 3x3: Strategic Roadmap to 2025 Our Goal is to Achieve Sustainable Growth through Multiple Approaches Obtain regulatory approval for 3 Endocrinology Rare Disease products TransCon hGH for pediatric growth hormone deficiency TransCon PTH for adult hypoparathyroidism TransCon CNP for achondroplasia Growth of Endocrinology Rare Disease pipeline through: Label expansion programs with the goal of obtaining 9 indications in total Global clinical reach direct or through partnerships Build an integrated commercial business for our Endocrinology Rare Disease franchise in North America and select European countries Establish global commercial presence with partners outside our geographic areas Create 3 independent therapeutic areas each with a diversified pipeline built on TransCon technologies and our unique algorithm for product innovation Established Oncology as next independent therapeutic area

Extending Global Footprint: VISEN Pharmaceuticals

- Develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China
  - Right of negotiation on certain other endocrinology product candidates in Greater China
  - Led by Pony Lu, an experienced Takeda executive in charge of Greater China
- Overview
  - Vivo Capital and Sofinnova Ventures invested $40 million
  - Visen responsible for all development, manufacturing and commercialization costs in Greater China; Ascendis will be reimbursed for clinical trial materials and technical support
  - Strengthens Ascendis global development strategy, increasing potential reach of clinical trials for rare diseases into China
  - Potentially significant upside through 50% equity ownership
  - Governance established through ownership, shareholder protections, board membership, joint development committee and separate licensing and supply agreements

Partnership with experienced investors builds presence in second largest pharmaceutical market in the world and expands rare disease clinical programs

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Unmet Medical Need Clinically Validated Parent Drug TransCon Technology Suitability Clearly Differentiated Product Established Clinical & Regulatory Pathway Large Addressable Market Higher Value, Lower Risk Pipeline Why Oncology? Both TransCon technologies well suited for Oncology: Sustained Systemic Delivery: Designed to provide predictable continuous exposure to increase efficacy and reduce toxicity Sustained Localized Delivery: Designed to maximize intratumoral (IT) exposure while minimizing systemic toxicity Checks all the boxes of the Ascendis product innovation algorithm

Oncology Pipeline Strategy Goal to create at least 3 best-in-class candidates from validated parent drugs – each addressing different aspects of the Cancer Immunity Cycle Impact all aspects of the Cancer Immunity Cycle Stimulators of innate immunity Stimulators of adaptive immunity Modulators of tumor microenvironment From Chen & Mellman, Immunity, 2013

In Vivo Sustained Localized Delivery Proof-of-Concept

- Single IT injection of TransCon TLR Agonist demonstrated superiority to equal IT dose of free TLR Agonist in a syngeneic mouse colon-derived tumor model
  - TransCon TLR Agonist was well tolerated and had no effect on body weights



Absolute tumor volume (mm³) (Mean ± SEM)
2000
1500
1000
500
0
0
2
4
6
8
10
12
14
16
Days post single IT injection
Vehicle
Free TLR Agonist
TransCon TLR Agonist

- Sustained localized IT delivery *in vivo* demonstrated potential best-in-class product profile and foundation to expand to other targets

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Selected 2019 Expected Milestones

Q1 2019
- TransCon hGH: heiGHt Trial top-line Phase 3 data
- TransCon PTH: Phase 2 trial initiation, including pen device

Q2 2019
- TransCon hGH: fliGHt Trial top-line Phase 3 data
- TransCon hGH: Introduction of auto-injector into enliGHten Trial
- Research Day: Unveiling oncology pipeline and near-term milestones

Q3 2019
- TransCon hGH: Long-term clinical database lock
- TransCon CNP: Phase 2 trial initiation

Q4 2019
- TransCon PTH: Phase 2 trial top-line data

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